Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-138032

AMERICAN EXPRESS COMPANY
$1,500,000,000
6.150% FIXED RATE 10-YEAR GLOBAL SENIOR NOTES

Terms and Conditions

Issuer:	American Express Company
Expected Ratings(1):	A1 / A+ / A+ (Moody’s / S&P / Fitch)
Ranking:	Senior Notes
Trade Date:	August 22, 2007
Settlement Date:	August 28, 2007 (T+4 days)
Maturity:	August 28, 2017
Par Amount:	$1,500,000,000
Re-offer Spread to Benchmark:	T10+155 bps
Re-offer Yield:	6.185%
Coupon:	6.150%
Public Offering Price:	99.742
Net Proceeds to American Express:	$1,490,130,000 (before expenses)
Interest Payment Dates:	The 28th of each February and August, beginning February 28th, 2008
Day Count:	30 / 360
Redemption:	The notes may not be redeemed prior to maturity unless certain events occur involving United States taxation
Listing:	The notes will not be listed on any exchange
Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
Cusip:	025816AX7
ISIN:	US025816AX77
Joint Book Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Utendahl Capital Partners, L.P.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1- 877-858-5407, Goldman, Sachs & Co. at 1-866-471-2526 or J.P. Morgan Securities Inc. at 212-834-4533.